SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 01, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9

Publicly Traded Company

Minutes of the Board of Directors Meeting
Held on January 29, 2004

Date, time:
January 29th (twenty ninth) 2004, at 12:00 p.m.

Place:
In the city of Rio de Janeiro, Rio de Janeiro state, Av. Presidente Wilson n° 231, 28th floor (part).

Call Notice:
Letter dated on January 22nd, 2004.

Attendance:
The following title members of the Board of Directors of Brasil Telecom S.A. (“BT”) attended the meeting: Eduardo Cintra Santos, Francisco Ribeiro de Magalhães Filho, Maria Amalia Delfim de Melo Coutrim, Ricardo Wiering de Barros e Rodrigo Bhering Andrade. Also attended the meeting, the alternates members, Gabriel Filipe Corrêa de Andrade and Elie Jaques Sherique.

Board:
Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Order of the Day:
(i)	Deliberate over the adjustment in the limits of “Fund Raising Alternatives” on the Fund Raising Program for 2004; and

(ii)	Deliberate over the extension of the target of audit services offered by the external auditor consultancy - KPMG Independent Auditors.

Deliberations:
It was decided by the Board members that the Minutes would be filled in summary form.

1.

Analyzing the first item of the Order of Day, Mr. Chairman read to the members of the Board of Directors BT’s management proposal regarding BT’s for the adjustment in the limits of “Fund Raising Alternatives” on BT’s Fund Raising Program for 2004. Being submitted to vote, it was deliberated, by unanimity of the Directors in attendance, the approval of BT’s management proposal for the adjustment in the limits of “Fund Raising Alternatives” on BT’s Fund Raising Program for 2004, according to the proposal and documents filed in the Company’s headquarters.

2.

Then, Mr. Chairman bring the second item of the Order of the Day to analysis, to be known, the deliberation over BT’s management proposal for the extension of the target of audit services offered by the external auditor consultancy - KPMG Independent Auditors to include the engagement of services necessary to issue comfort letter relative to the fund raising process in Brazil and/or out of the Country and review documents to be filed in the Securities and Exchange Commission – SEC. Being submitted to vote, it was deliberated, by unanimity of the Directors in attendance, the approval of BT's management proposal for the extension of the target of audit services offered by the external auditor consultancy - KPMG Independent Auditors Auditors to include the engagement of services necessary to issue comfort letter relative to the fund raising process in Brazil and/or out of the Country and review documents to be filed in the Securities and Exchange Commission – SEC.

The proposals presented in this meeting are signed by the President and secretary of the meeting, and will be filed in the Company’s headquarters.

This document is a copy of the original signed in proper book. Minutes filled in the Board of Trade of the Federal District under #°20040122301.

Rio de Janeiro, January 29, 2004.

Eduardo Cintra Santos	Antonio Amaro Ribeiro de Oliveira e Silva
Chairman	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer